[Sutherland Letterhead]

February 2, 2016

<u>Via Edgar</u>
Filing Desk
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE: Form 40-33 – Civil Action Document Filed on Behalf of TICC Capital Corp. –
        File No. 814-00638

Ladies and Gentlemen:

On behalf of TICC Capital Corp. (the "Company"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the plaintiffs' notice of voluntary dismissal without prejudice of the class action complaint filed by Cooper Barnes and Gerald Perman, Individually and on Behalf of All Others Similarly Situated, Plaintiff vs. TICC Capital Corp., Jonathan H. Cohen, Charles M. Royce, Steven P. Novak, G. Peter O'Brien, Tonia L. Pankopf, and Saul B. Rosenthal, Defendants in the United States District Court for the District of Connecticut, involving the Company and certain officers, directors and related persons of the Company, that has been delivered to the Company.

If you have any questions regarding this submission, please do not hesitate to call Harry Pangas at (202) 303-0805 or me at (202) 383-0176.

Sincerely,

<u>/s/ Steven B. Boehm</u>
Steven B. Boehm

Enclosure
cc: Jonathan H. Cohen, TICC Capital Corp.
        Saul B. Rosenthal, TICC Capital Corp.
        Harry Pangas, Sutherland Asbill & Brennan LLP

UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT

COOPER BARNES and GERALD PERMAN,
Individually and on Behalf of a Class of All Others
Similarly Situated,

       Plaintiffs,

     v.

TICC CAPITAL CORP., JONATHAN H.
COHEN, CHARLES M. ROYCE, STEVEN P.
NOVAK, G. PETER O'BRIEN, TONIA L.
PANKOPF, and SAUL B. ROSENTHAL,

       Defendants.

Case No. 3:15-cv-01564-CSH

Judge Charles S. Haight, Jr.

PLAINTIFFS' NOTICE OF VOLUNTARY
DISMISSAL WITHOUT PREJUDICE

324151.1 TICC

TO THE CLERK OF THE COURT AND ALL PARTIES AND THEIR ATTORNEY

OF RECORD HEREIN:

NOTICE IS HEREBY GIVEN that, pursuant to Federal Rule of Civil Procedure

41(a)(1)(A), Plaintiffs Cooper Barnes and Gerald Perman ("Plaintiffs") hereby voluntarily

dismiss the above-captioned action, without prejudice, and as to all defendants. As grounds

thereof, Plaintiffs state that no defendant has filed an answer or a motion to dismiss to Plaintiffs'

action.

Dated: February 1, 2016   Respectfully submitted,

                                                   THE WAGNER FIRM

                                                   By: */s/Avi Wagner (admitted pro hac vice)*
                                                   Avi Wagner
                                                   1925 Century Park East, Suite 2100
                                                   Los Angeles, CA 90067
                                                   Telephone: (310) 491-7949
                                                   Facsimile: (310) 694-3967
                                                   Email: avi@thewagnerfirm.com

                                                   GLANCY PRONGAY & MURRAY LLP
                                                   Lionel Z. Glancy
                                                   Robert V. Prongay
                                                   Kara M. Wolke *(admitted pro hac vice)*
                                                   Lesley F. Portnoy
                                                   1925 Century Park East, Suite 2100
                                                   Los Angeles, CA 90067
                                                   Telephone: (310) 201-9150
                                                   Facsimile: (310) 201-9160

                                                   GOLDMAN, GRUDER & WOODS, LLP
                                                   Henry Elstein (ct09614)
                                                   105 Technology Drive
                                                   Trumbull, CT 06611
                                                   Telephone: (203) 880-5333
                                                   Facsimile: (203) 880-5332

                                                   Counsel for Plaintiffs

CERTIFICATION

I hereby certify that on February 1, 2016, a copy of foregoing was filed electronically and served by mail on anyone unable to accept electronic filing. Notice of this filing will be sent by e-mail to all parties by operation of the Court's electronic filing system or by mail to anyone unable to accept electronic filing. Parties may access this filing through the Court's system.

/s/Avi Wagner (admitted pro hac vice)
Avi Wagner
1925 Century Park East, Suite 2100
Los Angeles, CA 90067
Telephone: (310) 491-7949
Facsimile: (310) 694-3967
Email: avi@thewagnerfirm.com

Mailing Information for a Case 3:15-cv-01564-CSH Barnes et al v. TICC Capital Corp. et al

Electronic Mail Notice List

The following are those who are currently on the list to receive e-mail notices for this case.

- **Henry Elstein**
  helstein@goldgru.com

- **Alfred U. Pavlis**
  apavlis@fdh.com,csommer@fdh.com

- **Avi Wagner**
  avi@thewagnerfirm.com

- **Kara M. Wolke**
  kwolke@glancylaw.com

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